4/12/2020 Housing Finance – AFL-CIO HIT

AFL-CIO HIT | HOUSING INVESTMENT TRUST

Overview | Financing Products

Property Types | Union Labor Policies

Housing Finance

Overview

The HIT specializes in the development, rehabilitation, or preservation of rental housing, particularly affordable housing. The HIT has a long history of working closely with for-profit and non-profit developers, housing agencies, members of the mortgage banking community, labor unions, HUD, government-sponsored enterprises (GSEs) and others to identify and structure the financing needed for their real estate developments. HIT offers:

- **Construction financing**
- **Permanent financing**
- **Forward commitments**
- **Bridge loans**

To explore financing opportunities please contact:

info@aflcio-hit.com

The HIT offers both credit enhanced executions as well as direct construction and bridge lending. HIT structures its financing with credit enhancements provided by a variety of sources, including the Federal Housing Administration (FHA), Ginnie Mae, government-sponsored enterprises such as Fannie Mae and Freddie Mac, and state and local agencies.

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4/12/2020 Housing Finance – AFL-CIO HIT

Financing Products

FHA-Insured Construction and Permanent Loans

State Housing Finance Agency Bonds

GSE Credit Enhanced Forward Commitments

Tax Credit Bridge Loans

Direct Construction Loans (Affordable and Market Rate)

Property Types


AFFORDABLE HOUSING


WORKFORCE HOUSING


MIXED-INCOME


MARKET RATE

Union Labor Requirements

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The HIT requires 100% union labor on all of the construction- related projects in which it invests. All workers on construction sites receiving Trust financing must be contractors and subcontractors who are represented by unions affi liated with the local Building and Construction Trades Council and/or North America’s Building Trades Unions. This requirement applies to any new construction and/or rehabilitation work financed by the Trust and all levels of subcontractors on the project.The well-paying, family-supporting jobs created by this requirement are an important collateral benefit for the HIT’s investors, generating current wages and benefits for the workforce and increasing contributions to pension and other benefit funds. Union workers add value to HIT-financed projects, assuring that projects are built by highly skilled workers.LABOR RELATIONS SERVICESThe Trust offers developers, contractors and unions a wide variety of services to ensure the success of Trust financed projects. Some of these services include:Contractor Identification Assist in identification of qualified general contractors or construction managers;Labor Relations Service Provide in-depth assistance on labor relations issues by working with local Building and Construction Trades Councils and union representatives;

4/12/2020 Housing Finance – AFL-CIO HIT

- **Pre-Job Meetings** Encourage pre-job meetings between unions and contractors to ensure appropriate work assignments and to help isolate potential problems the project manager might encounter;
- **Value Engineering** Evaluate cost considerations in order to structure projects within budget; and
- **Assistance with Local Hiring Requirements** Facilitate compliance with local regulations regarding hiring requirements by working closely with contractor and unions and often times coordinating with local pre-apprenticeship programs.

Legal Disclaimer

Prospectus

XBRL

Statement of Additional Information

©2020 AFL-CIO HIT

The HIT is an investment company registered under the Investment Company Act of 1940 and governed by a Board of Trustees. An investor should consider the investment objectives, risks, charges and expenses of an investment carefully before investing. The Prospectus contains this and other information. Read it carefully before investing.

AFL-CIO HOUSING INVESTMENT TRUST

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FHA-Insured Construction and Permanent Loans

FHA-INSURED CONSTRUCTION AND PERMANENT LOANS

The HIT works with most of the major Ginnie Mae Seller/Servicers around the country as a significant purchaser of single asset Ginnie Mae Construction Loan Certificates/Permanent Loan Certificates. In doing so, the HIT is a creative partner to Seller/Servicers—adding value to the transaction.


AFL-CIO HOUSING INVESTMENT TRUST

Casa del Pueblo Apartments

Project Profile

STATE HOUSING FINANCE AGENCY BONDS

The HIT is an active partner with a number of State Housing Finance Agencies around the country. The HIT works side-by-side with agency staff to ensure transaction costs are minimized and value is maximized in the terms and structure.


AFL-CIO HOUSING INVESTMENT TRUST

Cote Village

Project Profile


AFL-CIO HOUSING INVESTMENT TRUST

HOUSING FINANCE AGENCY PROGRAMS

Term Sheet

GSE Credit Enhanced Forward Commitments

GSE CREDIT ENHANCED FORWARD COMMITMENTS

The HIT works with mortgage lenders to invest in fixed interest rate commitments for permanent financing prior to construction or substantial renovation. Forward commitments are typically made 24-to-36-months in advance for affordable and workforce projects.


AFL-CIO HOUSING INVESTMENT TRUST

Lake Street Apartments

Project Profile


AFL-CIO HOUSING INVESTMENT TRUST

FORWARD PERMANENT LOAN

Term Sheet

Tax Credit Bridge Loans

TAX CREDIT BRIDGE LOANS

The HIT offers stand-alone bridge loans to the pay-in of Low Income Housing Tax Credit Equity throughout the construction period. Secured by a pledge of the general partnership interest, such loans are repaid through the equity installments until project completion.


AFL-CIO HOUSING INVESTMENT TRUST

TAX CREDIT BRIDGE LOAN

Term Sheet

Direct Construction Loans (Affordable and Market Rate)

DIRECT CONSTRUCTION LOANS (AFFORDABLE AND MARKET RATE)

The HIT offers construction loans for affordable and market rate projects, with terms varying depending on structure and level of affordability. Loans of up to 60% Loan-to-Value, 80% LTV if the project receives Low Income Housing Tax Credits. The HIT typically works with an originating lender.


AFL-CIO HOUSING INVESTMENT TRUST

Project Profile


AFL-CIO HOUSING INVESTMENT TRUST

Term Sheets

AFFORDABLE HOUSING

The HIT specializes in bringing all its available resources to bear to finance affordable housing development and preservation projects around the country. By working with for-profit and non-profit developers, mortgage bankers, state housing finance agencies, GSEs and other investors, HIT's team brings its expertise and creativity to bear on even the most complicated of structures.

All of HIT's financing products are available for affordable housing projects.

APPLICABLE FINANCING:

- FHA-Insured Construction and Permanent Loans
- GSE Credit-Enhanced Forward Commitment Permanent Loan Program for Multifamily Housing
- State Housing Finance Agency Programs
- Tax Credit Bridge Loan Program


AFL-CIO HOUSING INVESTMENT TRUST

Old Colony Phase Three A

Old Colony Phase Three A

WORKFORCE HOUSING

Financing of workforce housing is a critical issue for workers across the country and one which often does not see sufficient amounts of dedicated resources to address. The HIT works with a number of localities and states around the country which provide resources specifically dedicated to addressing the needs of working families and can provide technical assistance in putting together these complicated executions.

APPLICABLE FINANCING:

- FHA-Insured Construction and Permanent Loans
- GSE Credit-Enhanced Forward Commitment Permanent Loan Program for Multifamily Housing
- State Housing Finance Agency Programs
- Tax Credit Bridge Loan Program


AFL-CIO HOUSING INVESTMENT TRUST
Gateway North

Gateway North

MIXED-INCOME

The HIT's financing executions lend themselves well to projects with a mix of income levels. Combining Low Income Housing Tax Credits and other subsidies, the HIT is a nationwide leader on the financing of mixed income housing. The HIT's creativity as a financing partner can aid project sponsors with bringing together the capital stack in a cost-effective and efficient manner.

APPLICABLE FINANCING:

- FHA-Insured Construction and Permanent Loans
- GSE Credit-Enhanced Forward Commitment Permanent Loan Program for Multifamily Housing
- State Housing Finance Agency Programs
- Tax Credit Bridge Loan Program


AFL-CIO HOUSING INVESTMENT TRUST
Green on Fourth Apartments

Green on Fourth

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MARKET RATE

The HIT's direct lending and FHA/Ginnie Mae products are available for the financing of market rate housing. While HIT's investments in market rate housing tend to be focused on smaller metro areas, it will consider investments nationwide based on the qualifications of the borrowing team and the nature of the development.

APPLICABLE FINANCING:

- FHA-Insured Construction and Permanent Loans
- GSE Credit-Enhanced Forward Commitment Permanent Loan Program for Multifamily Housing
- State Housing Finance Agency Programs
- Tax Credit Bridge Loan Program


AFL-CIO HOUSING INVESTMENT TRUST
Project 29 (Church + State)

Project 29 (Church+State)

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